On September 10, 2009, at a Special Meeting of Shareholders, the shareholders of the Multimanager Health Care Portfolio (“Portfolio”) approved the Plan of Reorganization and Termination pursuant to which, the Portfolio was merged into the Multimanager Aggressive Equity Portfolio at the close of business on September 18, 2009.  The results of the shareholder vote are as follows:

       For             Against           Authority Withheld
33,290,844   3,077,570            2,767,712